UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-38587

Aurora Mobile Limited

14/F, China Certification and Inspection Building

No. 6, Keji South 12th Road, Nanshan District

Shenzhen, Guangdong 518057

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Supplemental Submission pursuant to Item 16I(a) of Form 20-F

Aurora Mobile Limited (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (“HFCAA”).

In April 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 14, 2022 with an audit report issued by Ernst & Young Hua Ming LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. Ernst & Young Hua Ming LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

Aurora Mobile Limited is a company controlled by Mr. Weidong Luo, who holds 76.1% of the Company’s aggregate voting power as of February 28, 2023. In response to Item 16I(a) of Form 20-F, based on the above and the following information, the Company believes it is not owned or controlled by a governmental entity in mainland China.

Based on an examination of the Company’s register of members and public filings made by its shareholders. To the Company’s knowledge, no shareholder beneficially owned 5% or more of the Company’s outstanding shares as of February 28, 2023, other than KK Mobile Limited, Mandra iBase Limited, Fei Chen, entities affiliated with IDG-Accel, Fosun International Limited and FIL Limited.

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KK Mobile Limited is a private company incorporated in the British Virgin Islands wholly owned and controlled by Mr. Weidong Luo. KK Mobile Limited beneficially owns 30.2% of the Company’s total outstanding shares and holds 76.1% of the Company’s aggregate voting power as of February 28, 2023.

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Mandra iBase Limited beneficially owns 13,825,461 Class A common shares and 425,310 American depositary shares, representing 283,540 Class A common shares of the Company as of December 31, 2022, based on the Schedule 13G/A filed by Mandra iBase Limited and affiliated parties on February 11, 2022. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming Mandra iBase Limited’s shareholding does not change since December 31, 2022, Mandra iBase Limited beneficially owns 17.7% of the Company’s total outstanding shares and holds 6.1% of the Company’s aggregate voting power as of February 28, 2023. Mandra iBase Limited is a private company incorporated in the British Virgin Islands and is not a governmental entity of China.

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Based on the Schedule 13G/A filed by Mr. Fei Chen on February 2, 2023, (i) Elite Bright International Limited beneficially owns 3,686,157 Class A common shares of the Company as of December 31, 2022 and (ii) Mr. Fei Chen has the right to acquire 957,450 Class A common shares upon exercise of share options within 60 days after February 28, 2023. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming Mr. Fei Chen’s shareholding does not change since December 31, 2022, Mr. Fei Chen beneficially owns 5.8% of the Company’s total outstanding shares and holds 2.0% of the Company’s aggregate voting power as of February 28, 2023. Elite Bright International Limited is a private company incorporated in the British Virgin Islands and wholly owned by Mr. Fei Chen.

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Entities affiliated with IDG-Accel include IDG-Accel China Growth Fund III L.P and IDG-Accel China III Investors L.P, each a Cayman Islands limited partnership and not a governmental entity of China. Entities affiliated with IDG-Accel beneficially owns 4,672,006 Class A common shares of the Company as of December 31, 2022, based on the Schedule 13G/A filed by IDG-Accel China Growth Fund III L.P. and affiliated parties on February 25, 2022. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming entities affiliated with IDG-Accel’s shareholding does not change since December 31, 2022, entities affiliated with IDG-Accel beneficially owns 5.9% of the Company’s total outstanding shares and holds 2.0% of the Company’s aggregate voting power as of February 28, 2023.

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Fosun International Limited beneficially owns 5,791,997 Class A common shares of the Company as of December 31, 2022, based on the Schedule 13G/A filed by Greatest Investments Limited, Fidelidade—Companhia de Seguros, S.A. and Fosun International Limited on February 3, 2023. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming Fosun International Limited’s shareholding does not change since December 31, 2022, Fosun International Limited beneficially owns 7.3% of the Company’s total outstanding shares and holds 2.5% of the Company’s aggregate voting power as of February 28, 2023. Fosun International Limited is a private company organized under the laws of the Hong Kong Special Administrative Region of China and is not a governmental entity of China

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FIL Limited beneficially owns 4,448,008 Class A common shares of the Company as of December 31, 2022, based on the Schedule 13G/A filed by FIL Limited and affiliated parties on February 9, 2023. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming FIL Limited’s shareholding does not change since December 31, 2022, FIL Limited beneficially owns 5.6% of the Company’s total outstanding shares and holds 1.9% of the Company’s aggregate voting power as of February 28, 2023. FIL Limited is a private company incorporated in Bermuda and is not a governmental entity of China

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 18, 2023, for more details.

In addition, the Company is not aware of any governmental entity in mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA MOBILE LIMITED

By :	/s/ Shan-Nen Bong
Name :	Shan-Nen Bong
Title :	Chief Financial Officer

Date: April 18, 2023